Sit Investment Associates

Mutual Funds Newsletter

Winter 2007



A Few Words from Gene Sit

Eugene C. Sit, CFA
Chairman

Many companies have been increasing their dividend payments in the last several years, and we believe this trend will continue. Historically, dividend-paying stocks have performed well when the economy decelerates, which we expect for 2007. Current payout ratios remain well below historical norms, so there is room for them to continue to increase.

The Sit Dividend Growth Fund marked its third anniversary on December 31, 2006. Created to provide current income and long-term capital appreciation, the Fund also aims to lessen the impact of taxes by investing in securities whose income qualifies for a reduced tax rate.

Our analysts look for companies that offer solid dividend yields and, importantly, have the strong balance sheets and earnings prospects to support a growing dividend over time. The Fund's growth objective distinguishes it from many other equity income funds that primarily invest in the highest yielding sectors like REITs (Real Estate Investment Trusts) and utilities, which are currently trading at all-time high valuations relative to the market. These sectors do not currently appeal to us.

We have a great deal of flexibility in this Fund and can look in all sectors, market cap ranges and geographic locations to find the right investments to meet the Fund's objectives.

The Sit Dividend Growth Fund portfolio consists of companies that have relatively mature businesses but generate significant amounts of cash that can be returned to investors via dividends. Some of the holdings unique to the Sit Dividend Growth Fund, versus other Sit Mutual Funds, are companies with relatively high dividend yields, such as Dupont, Marathon Oil, GlaxoSmithKline, and Alliance Capital.

The Fund also has holdings with low current yields but strong potential to pay higher dividends in the future. These include companies with unique products and services and growing product demand, such as healthcare companies Becton Dickinson and McKesson, as well as technology companies such as Accenture and Syntel.

The Fund's managers took steps in the second half of 2006 to position the Fund for the anticipated slower economic environment in 2007. In general, this involved shifting some of the weighting from more economically sensitive areas, such as commodities and consumer cyclicals, into the more stable finance and healthcare sectors.

Currently the largest sector weighting in the portfolio is finance. Within this sector, the emphasis is on some of the larger companies, such as Citigroup and J.P. Morgan, which have strong global brands and offer attractive current dividend yields.

While our economic forecasts call for slowing growth in 2007, we expect corporate profits to grow at a mid-single digit rate for the year. We believe this "slow and steady" environment will provide a positive investment backdrop for companies emphasized in the Sit Dividend Growth Fund. Specifically, we believe investors will continue to gravitate toward companies that can generate consistent earnings growth and increasingly return capital to shareholders in the form of higher dividends. Approximately eighty percent of the Fund's holdings raised dividend payouts in 2006, with an average dividend growth of approximately eleven percent. We're expecting a similar rate of increase in 2007.

Since inception, the Fund's Class I shares have generated a three-year annualized return of +12.79% compared to the +10.43% return for its benchmark, the S&P 500 Index. (The fourth quarter performance information, including the Fund portfolio sector allocation, is reported on page seven of this newsletter.)

The Sit Dividend Growth Fund should be considered by investors seeking both income and long-term capital appreciation. Investors who have been waiting for this Fund to establish a performance history are invited to call any of our Investor Services Representatives for more information.

SIT MUTUAL FUND PRICES

Sit Mutual Funds provides its Fund prices (updated Monday through Friday between 4:45 p.m. and 5:30 p.m. CST) on its website and by phone:

- **Website: www.sitfunds.com**

- **Telephone: 800-332-5580**

  Automated: Access to Funds' daily prices is available 24 hours a day.

  Live: Investor Services Representatives can provide current Fund prices from 7:30 a.m. to 5:30 p.m. CST, Monday through Friday.

Investment Outlook and Strategy Summary ***by Peter L. Mitchelson, CFA, Vice-Chairman***



Calendar 2006 turned out to be a surprisingly favorable period for equity investors despite a humble beginning. Fixed income returns continued to be relatively modest, but positive. Our views on prospects for the new year are provided below.

Economic Outlook

A year ago, we predicted that U.S. real GDP growth in 2006 would be slightly over +3 percent and the preliminary figure released in late January was +3.4 percent. For 2007, we are forecasting slightly slower growth of +3.1 percent, about in line with the country's long-run potential, and quite satisfactory. In December, analysts were raising their sights on 4Q06 growth based on stronger consumer spending and the same may be true for the first quarter of 2007, which will benefit from seasonal purchases related to gift cards. Later in the year, however, we believe consumer spending should moderate a bit, the already depressed housing sector will continue to be a drag, and business spending, which has been the fastest-growing major component of GDP, should moderate. The latter is likely to occur partly because the volatile structures portion of business spending has been growing abnormally fast. The equipment and software component of nonresidential investment, however, should continue to advance steadily as companies seek to achieve productivity gains.

Where we could be too conservative in our forecast is in the important consumer spending sector, a primary source of support for which is job and payroll growth. As shown in the insert, growth in U.S. hours worked over the past 2-1/2 years has been very steady in the +2.0 percent to +2.5 percent range, providing a strong undergirding for the U.S. consumption juggernaut.


Growth in Hours Worked
Source: Haver; Bear, Stearns & Co. Inc.

With respect to domestic inflation, we forecast that year-over-year Consumer Price Index calculations will be quite low in the first half of 2007 due to two factors: (1) monthly Index gains in the first half of 2006 were abnormally large, thereby making this year's comparisons easier; and (2) the starting point for 2007 has been set low because of three straight months of declining CPI, which were linked to lower energy price trends in September and October. Later in the year, however, inflation should be accelerating again as the special factors helping the first half dissipate. For 2007 as a whole, the yearly CPI gain of just over +2 percent could be as much as a full percentage point lower than in 2006. Lower inflation is a key ingredient in helping interest rates remain subdued and price-earnings ratios for equities to expand.

Fixed Income

New Federal Reserve Chairman Ben S. Bernanke assumed leadership on February 1, 2006 and most observers give him good marks for his first year in office as the economy appears to be successfully traversing the course to a "soft landing" without, so far, excessive collateral damage from the weaker housing market. His general formal speaking style has been more direct and lucid than that of his predecessor, Alan Greenspan, who was noted for his use of "Fed-speak." In 2006, the Federal Reserve raised the federal funds interest rate in four 25-basis point moves to 5.25 percent on June 29th. The rate was then kept unchanged at the next meeting on August 8th and the Fed has been "on hold" since then. The end result was a shift from a flat to slightly inverted U.S. Treasury yield curve at the end of 2006. From a strategic perspective, the debate continues whether the Fed has done enough to quell inflationary pressures and the subject has been prominently featured in minutes of Fed meetings over many months. We are encouraged that the central bank is monitoring the situation intensely and is prepared to take action if current favorable trends are reversed.

We do not expect interest rates to rise significantly from their current levels and the present federal funds rate of 5.25 percent is economically restrictive. All other things being equal, simply the passage of time should slow the economy and reduce inflationary pressures. If the economy slows as we expect, it could lead to a cut in the federal funds rate in the second half of 2007. If this occurs, the yield curve should steepen primarily due to declining short-term yields. In fixed income portfolios, we have moved them from a defensive position to a more neutral position relative to their benchmarks to take advantage of the steepening yield curve.

Equity Markets

Most broad U.S. equity market indices advanced more than +10 percent in calendar 2006, and some by much greater amounts. Even with these gains, several fundamental factors remain encouraging in evaluating the outlook. One is that profit growth was very strong in 2006 and exceeded expectations. As a result, in the case of the S&P 500 Index, the projected price-earnings ratio for the Index at the end of 2006 was actually slightly lower than it was at the end of 2005, thereby making the current valuation of the stock market relatively more attractive. Our projections are that U.S. corporate profit growth will slow a bit in 2007, but remain positive.

With respect to inflation and interest rates, the Federal Reserve appears committed to keeping inflation under control, which should allow interest rates in general to remain fairly stable. If the economy slows later in the year, it is possible the Fed might begin lowering interest rates, which will mainly impact the short end of the maturity spectrum. As such, a trend to lower short-term rates could be termed as a positive competitive factor for equities since holders of money market funds might shift some funds to equities in order to achieve higher returns. Merger and acquisition activity is also expected to remain at high levels in 2007, which should help support the general level of equity prices.

The outcome of the November elections has created a more equal sharing of political power in Washington. Historically, this has not been a negative for the stock market, nor has major losses of seats by wartime presidents. Of course, an unexpected geopolitical event could change assessments materially, but it is difficult to predict such occurrences.

In domestic equity portfolios, principal industry overweightings are in technology (both hardware and services) and health care, a major reason being their above-average predicted earnings growth rates. Largest underweights are in consumer durables, commercial services and finance. Sit Investment Associates celebrated its first 25 years last year, and we look forward to the next 25 with greatest enthusiasm.

Sit Mutual Funds Performance Summary: Fourth Quarter 2006

Equity Funds

The rally that began mid-year continued into the final quarter of 2006, as the S&P 500 rose to a six-year high and the Dow Jones Industrial Average set a new record. Key factors contributing to the enthusiasm for stocks included a sharp decline in energy prices, a pause in the Federal Reserve's string of interest rate increases, and continued strength in corporate profits.

We expect the generally positive backdrop for stocks to continue into 2007. Fundamentally, corporate earnings growth is likely to begin to decelerate in conjunction with slower growth of the U.S economy. Offsetting this, however, is the potential for stable, or even modestly higher, market price-earnings (P/E) ratios. This is because a slower economy, including the possibility of a Federal Reserve interest rate reduction, should lead to relatively stable interest rates which, in turn, historically has led investors to assign higher valuations to stocks. The strong state of corporate balance sheets also provides support for stocks in the form of share repurchases, dividend increases, and merger and acquisition activity.

Gains in equities were quite broad-based in 2006, and small cap and value indices, in particular, posted above-average returns. Looking ahead, we believe underlying conditions favoring growth stocks are developing. First, based on Frank Russell Company indices, valuations for growth stocks relative to value issues are well below historical norms across each capitalization style. Second, the growth style has historically performed well in slower growth economic environments, as many growth companies are less reliant on the overall economy to sustain profit growth. Consistent with this view, the Sit domestic equity funds remain overweighted in sectors expected to post above-average earnings growth over the near- to intermediate-term, particularly technology and health care. In addition, based on our expectation for faster economic growth outside the U.S., we are emphasizing companies with significant operations in overseas markets.

In addition, we believe investors will continue to seek out financially-stable companies with above average dividend growth rates and yields. This trend should continue to particularly benefit the Sit Dividend Growth Fund which, as of 12/31/06, has outperformed the S&P 500 Index for its three years since inception.

The Sit international equity funds continued to perform well in the quarter with emerging markets again leading the way. The stock selection in Latin America and Western Europe consumer-related stocks contributed positively to the Funds. In contrast to the first nine months of 2006, the Asian ex-Japan holdings had negative stock selection, primarily the result of the material-related holdings.

Our investments continue to be in a broad range of high, conservative, and consistent growth companies, favoring firms with exposure to emerging markets. Our sector overweights remain information technology, energy, health care, and consumer staples, placing emphasis on companies with rising ROEs, high free cash flow yields, and rising earnings and dividends.

In developed markets, we increased our focus on Asia ex-Japan investments, a result of growth opportunities in China. Europe remains our largest regional weight as we believe economic expansion and political reform progress will continue, preferring sectors that will benefit from domestic demand, business investment in the European Union, and strong product pipelines. In Japan we are focusing on globally dominant, conservative and domestic consumption growth, and restructuring companies. In emerging markets, Asia continues to be the largest regional weight as we see phenomenal growth in China. Latin America remains the second largest regional weight given the strong domestic consumption dynamics and energy investments. We believe Eastern Europe will continue on its strong growth pace, a result of European Union convergence.

Fixed Income

The fourth quarter of 2006 proved to be uneventful for the Federal Reserve. The pause that began in August continued as the Fed left the federal funds rate unchanged at both its October and December meetings. Treasury yields, which dipped in October and November, rose significantly in December to finish the quarter higher. On the short end, the 3-month Treasury bill rose approximately 0.13%, while the 10-year note rose 0.06% and the 30-year bond rose 0.04%.

The Sit U.S. Government Securities Fund outperformed its benchmark during the quarter primarily due to its shorter duration and income advantage. Performance was positively influenced by the Fund's holdings in agency mortgage pass-through securities, as their price stability combined with their income advantage to result in positive returns, compared to negative returns for the benchmark. The Fund's holdings in Treasury bonds detracted from performance, as these holdings participated in the broad-based decline seen in bond prices during the quarter.

On the municipal side, shorter and intermediate yields rose slightly during the quarter while longer yields fell, continuing the trend toward a flatter municipal curve. Although longer-term municipal yields are approaching historic lows, they remain attractive fixed-income investments on an after-tax basis.

All three Sit Tax-Free Funds outperformed their benchmark during the quarter by experiencing less market value depreciation. For 2006 as a whole, they all outperformed the benchmark as well. The Minnesota Tax-Free Fund's outperformance for the quarter was attributable to price appreciation in hospital and education bond holdings, which anchored the Fund's overall price stability. Although not as pronounced, the Florida Tax-Free Fund also outperformed for the quarter because of a price stability advantage driven by price appreciation in its insured and hospital bond holdings. Finally, the Sit Tax-Free Income Fund's outperformance during the quarter was the result of both an income advantage in its hospital bond holdings and price appreciation in insured and other revenue bond holdings such as tax increment finance bonds.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Indices.

Sit Large Cap Growth Fund

(SNIGX)

Inception 9/2/82

Portfolio Managers
Eugene D. Sit, CFA
Peter L. Mitchelson, CFA
Roger J. Sit
Ronald D. Sit, CFA

Net Asset Value
12/31/06: $40.41 Per Share
9/30/06: $38.29 Per Share

Total Net Assets
$106.9 Million

Weighted Avg. Mkt. Cap
$79.4 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Avg. Annual Total Returns (%)*			
3 Month**	6.25%	5.93%	6.95%
6 Month**	8.20	10.10	12.36
1 Year	9.54	9.08	15.46
5 Years	3.50	2.69	6.82
10 Years	5.43	5.44	8.64
Inception***	11.06	11.94	13.60
Cumulative Total Returns (%)*			
1 Year	9.54%	9.08%	15.46%
5 Years	18.76	14.20	39.10
10 Years	69.70	69.92	129.13
Inception***	1184.66	1457.94	2127.88

**As of 12/31/06*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 15.3
Electronic Technology 10.7
Health Technology 10.4
Producer Manufacturing 9.4
Technology Services 8.1
Energy Minerals 7.8
Retail Trade 6.1
Consumer Services 5.7
Sectors Less than 5.0% 20.7
Cash and Other Net Assets 5.8

Top Five Stock Holdings

1. Cisco Systems, Inc.
2. General Electric Co.
3. Citigroup, Inc.
4. Microsoft Corp.
5. Franklin Resources, Inc.

Total Number of Holdings: 85

Sit Mid Cap Growth Fund

(NBNGX)

Inception 9/2/82

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
12/31/06: $13.98 Per Share
9/30/06: $12.98 Per Share

Total Net Assets
$191.3 Million

Weighted Avg. Mkt. Cap
$12.2 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Avg. Annual Total Returns (%)*			
3 Month**	7.70%	6.94%	7.67%
6 Month**	7.46	7.89	9.94
1 Year	9.56	10.65	15.27
5 Years	5.99	8.21	12.88
10 Years	6.22	8.61	12.14
Inception	13.65	n/a	n/a
Cumulative Total Returns (%)*			
1 Year	9.56%	10.65%	15.27%
5 Years	33.78	48.39	83.25
10 Years	82.91	128.50	214.38
Inception	2152.11	n/a	n/a

**As of 12/31/06*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 15.2
Technology Services 13.0
Finance 11.3
Electronic Technology 11.1
Producer Manufacturing 7.4
Sectors Less than 6% 36.9
Cash and Other Net Assets 5.1

Top Five Stock Holdings

1. Celgene Corp.
2. Coach, Inc.
3. XTO Energy, Inc.
4. Affiliated Managers Group, Inc.
5. Cognizant Tech. Solutions Corp.

Total Number of Holdings: 87

Sit Small Cap Growth Fund
(SSMGX)

Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
12/31/06: $34.21 Per Share
9/30/06: $31.88 Per Share

Total Net Assets
$99.2 Million

Weighted Avg. Mkt. Cap
$3.2 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Avg. Annual Total Returns (%)*			
3 Month**	7.31%	8.76%	8.90%
6 Month**	2.24	6.85	9.38
1 Year	7.99	13.34	18.36
5 Years	6.30	6.93	11.39
10 Years	9.02	4.88	9.44
Inception	13.02	7.76	11.39
Cumulative Total Returns (%)*			
1 Year	7.99%	13.34%	18.36%
5 Years	35.70	39.78	71.46
10 Years	137.07	61.03	146.41
Inception	362.74	154.87	285.72

*As of 12/31/06
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology
18.9
Electronic Technology
14.0
Industrial Services
9.7
Technology Services
9.5
Producer Manufacturing
7.8
Energy Minerals
7.1
Health Services
6.9
Finance
6.1
Sectors Less than 4%
18.8
Cash and Other Net Assets
1.2

Top Five Stock Holdings

1. Frontier Oil Corp.
2. Celgene Corp.
3. Equitable Resources, Inc.
4. Affiliated Managers Group, Inc.
5. Coach, Inc.

Total Number of Holdings: 93

Sit Science and Technology Growth Fund
(SISTX)

Inception 12/31/97

Portfolio Managers
Eugene C. Sit, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Mark A. Pepper

Net Asset Value
12/31/06: $10.75 Per Share
9/30/06: $10.13 Per Share

Total Net Assets
$12.5 Million

Weighted Avg. Mkt. Cap
$43.6 Billion

Total Returns (%)

	Sit Science & Technology Growth Fund	NYSE Arca Tech 100 Index	Nasdaq Composite Price Index
Avg. Annual Total Returns (%)*			
3 Month**	6.12%	5.63%	6.95%
6 Month**	7.29	11.65	11.20
1 Year	1.80	4.68	9.51
3 Years	4.32	7.88	6.43
5 Years	-2.45	4.96	4.37
Inception	1.16	13.03	4.90
Cumulative Total Returns (%)*			
1 Year	1.80%	4.68%	9.51%
3 Years	13.52	25.56	20.55
5 Years	-11.67	27.36	23.83
Inception	10.95	201.32	53.79

*As of 12/31/06
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology
37.6
Health Technology
29.8
Technology Services
29.1
Producer Manufacturing
2.4
Consumer Durables
0.7
Cash and Other Net Assets
0.4

Top Five Stock Holdings

1. Cisco Systems, Inc.
2. Google, Inc.
3. Apple Computer
4. Genentech, Inc.
5. Celgene Corp.

Total Number of Holdings: 64

Sit International Growth Fund

(SNGRX)

Inception 1/1/91

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Net Asset Value
12/31/06: $16.87 Per Share
9/30/06: $15.70 Per Share

Total Net Assets
$37.3 Million

Weighted Avg. Mkt. Cap
$57.1 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Avg. Annual Total Returns (%)*			
3 Month**	8.40%	9.40%	10.35%
6 Month**	9.94	11.93	14.69
1 Year	18.19	22.33	26.34
5 Years	6.69	12.27	14.98
10 Years	2.43	5.07	7.71
Inception	5.82	5.27	7.78
Cumulative Total Returns (%)*			
1 Year	18.19%	22.33%	26.34%
5 Years	38.24	78.35	100.94
10 Years	27.19	64.02	110.09
Inception	136.09	118.09	211.68

**As of 12/31/06*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 27.2
Health Technology 10.0
Consumer Non-Durables 7.9
Sectors Less than 6% 53.9
Cash and Other Net Assets 1.0

Portfolio Structure by Region



Europe 54.8 68.2
Asia 37.3 31.8
Other 6.9 0.0
Cash & Other Net Assets 1.0 0.0
Sit Int'l Growth Fund
Morgan Stanley EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Veolia Environment
4. Sumitomo Financial Group
5. NII Holdings, Inc.

Total Number of Holdings: 90

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Raymond E. Sit

Net Asset Value
12/31/06: $21.02 Per Share
9/30/06: $18.24 Per Share

Total Net Assets
$15.8 Million

Weighted Avg. Mkt. Cap
$33.1 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Avg. Annual Total Returns (%)*			
3 Month**	15.50%	17.28%	17.21%
6 Month**	21.22	22.09	24.25
1 Year	31.59	29.18	30.46
5 Years	19.57	23.52	21.94
10 Years	6.91	6.72	n/a
Inception	6.29	5.28	n/a
Cumulative Total Returns (%)*			
1 Year	31.59%	29.18%	30.46%
5 Years	144.42	187.54	169.59
10 Years	95.03	91.61	n/a
Inception	114.49	90.46	n/a

**As of 12/31/06*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology 13.7
Finance 13.5
Communications 13.2
Non-Energy Minerals 11.2
Energy Minerals 10.4
Utilities 8.4
Sectors Less than 7% 28.4
Cash and Other Net Assets 1.2

Portfolio Structure by Region



Asia 62.6 52.8
Latin America 24.6 19.8
Europe 6.0 15.6
Africa/Middle East 4.5 11.8
North America 1.1 0.0
Cash and Other Net Assets 1.2 0.0
Sit Dev. Mkts. Growth Fund
Morgan Stanley Emerging Mkts. Index

Top Five Stock Holdings

1. Samsung Electronics
2. America Movil, A.D.R.
3. Petroleo Brasliero
4. Companhia Vale do Rio Doce, A.D.R.
5. Hon Hai Precision, G.D.R.

Total Number of Holdings: 77

Sit Dividend Growth Fund[1]

Class I (SDVGX)
Class S (SDVSX)
Inception 12/31/03

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share		
12/31/06:	$13.25	$13.24
9/30/06:	$12.81	$12.80
Total Net Assets (Million)	$29.1	$2.7
Weighted Avg. Market Cap	$78.3 Billion	

Total Returns (%)

Sit Dividend Growth Fund

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	5.89%	11.15%	18.29%	12.79%	n/a	12.79%
S&P 500 Index	6.70	12.74	15.80	10.44	n/a	10.44
Class S[1]	5.83	10.95	n/a	n/a	n/a	n/a
S&P 500 Index	6.70	12.74	n/a	n/a	n/a	n/a
Cumulative Total Returns (%)*						
Class I	5.89%	11.15%	18.29%	43.55%	n/a	43.55%
S&P 500 Index	6.70	12.74	15.80	34.70	n/a	34.70
Class S[1]	5.83	10.95	n/a	n/a	n/a	11.25
S&P 500 Index	6.70	12.74	n/a	n/a	n/a	11.11

** As of 12/31/06*
*** Not Annualized*
**** Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance
23.2
Producer Manufacturing
12.4
Health Technology
11.6
Consumer Non-Durables
8.8
Energy Minerals
8.6
Sectors Less than 5%
32.7
Cash and Other Net Assets
2.7

Top Five Stock Holdings

1. General Electric Co.
2. Citigroup, Inc.
3. Kayne Anderson MLP Invest. Co.
4. Marathon Oil Corp.
5. United Technologies Corp.

Total Number of Holdings: 86

[1] Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available before this date for this Class. The annual returns shown for the Class I shares for this Fund would be substantially similar to the Class S because both classes of shares are invested in the same portfolio of securities. Annual returns will differ only to the extent that the classes do not have the same expenses.

Sit Balanced Fund

(SIBAX)
Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Peter L. Mitchelson, CFA
Bryce A. Doty, CFA

Net Asset Value
12/31/06: $16.02 Per Share
9/30/06: $15.47 Per Share

Total Net Assets
$12.0 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Avg. Annual Total Returns (%)*			
3 Month**	4.76%	6.70%	1.24%
6 Month**	7.62	12.74	5.09
1 Year	7.88	15.80	4.33
5 Years	4.21	6.19	5.06
10 Years	6.09	8.42	6.24
Inception	7.67	10.91	6.18
Cumulative Total Returns (%)*			
1 Year	7.88%	15.80%	4.33%
5 Years	22.92	35.02	27.98
10 Years	80.64	124.44	83.13
Inception	161.52	284.70	118.28

**As of 12/31/06*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets
1.1%
Bonds
34.7%
Equities
64.2%

Top Five Stock Holdings

1. General Electric Co.
2. Microsoft Corp.
3. Cisco Systems, Inc.
4. Citigroup, Inc.
5. Schlumberger, Ltd.

Total Number of Holdings: 162

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
12/31/06: $10.51 Per Share
9/30/06: $10.50 Per Share

Total Net Assets: $196.2 Million
30-Day SEC Yield: 4.87%
12-Month Distribution Rate: 4.54%
Average Maturity: 22.8 Years
Effective Duration: 3.0 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	1.26%	0.89%	1.00%
6 Month**	3.60	3.84	n/a
1 Year	4.13	3.84	3.38
5 Years	3.38	3.92	4.15
10 Years	5.04	5.48	5.30
Inception	6.61	6.77	6.37
Cumulative Total Returns (%)*			
1 Year	4.13%	3.84%	3.38%
5 Year	18.09	21.18	22.54
10 Years	63.46	70.45	67.54
Inception	250.60	261.12	235.24

*As of 12/31/06
**Not Annualized

Portfolio Structure by Sector



Collateralized Mortgage Obligations 35.4
FNMA Pass-Through 29.4
FHLMC Pass-Through 15.1
GNMA Pass-Through 14.2
Sectors less than 5.0% 4.8
Cash & Other Net Assets 1.1

Estimated Average Life Profile



1.1%
78.1%
18.1%
1.9%
0.8%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
12/31/06: $9.74 Per Share
9/30/06: $9.74 Per Share

Total Net Assets: $375.1 Million
30-Day SEC Yield: 4.28%
Tax Equivalent Yield: 6.58%[1]
12-Month Distribution Rate: 3.90%
Average Maturity: 14.0 Years
Duration to Est. Avg. Life: 3.9 Years[2]
Implied Duration: 4.7 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	0.99%	0.62%	1.13%
6 Month**	3.25	3.22	n/a
1 Year	3.54	3.34	5.10
5 Years	3.87	4.05	5.37
10 Years	4.50	4.69	5.24
Inception	5.89	5.80	6.43
Cumulative Total Returns (%)*			
1 Year	3.54%	3.34%	5.10%
5 Years	20.90	21.93	29.88
10 Years	55.37	58.21	66.58
Inception	184.34	180.17	212.23

*As of 12/31/06
**Not Annualized

Portfolio Structure by Sector



Insured 24.7
Hospital/Health Care 20.1
Multifamily Mortgage Revenue 14.4
Other Revenue 14.3
Education/Student Loan 7.7
Industrial/Pollution Control 5.5
Sectors less than 5.0% 11.3
Cash & Other Net Assets 2.0

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.0%
AA	0.0
A	2.2
BBB	3.8
BB	7.0
<BB	1.5
Total	14.5%



Not Rated 14.5%
Other Assets & Liabilities 2.0%
AAA 31.5%
Less Than BBB 2.6%
AA 3.0%
A 16.5%
BBB 29.9%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
12/31/06: $10.23 Per Share
9/30/06: $10.22 Per Share

Total Net Assets: $283.1 Million
30-Day SEC Yield: 4.31%
Tax Equivalent Yield: 7.20%[1]
12-Month Distribution Rate: 4.13%
Average Maturity: 13.9 Years
Duration to Est. Avg. Life: 4.2 Years[2]
Implied Duration: 4.8 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	1.13%	0.62%	0.98%
6 Month**	3.70	3.22	n/a
1 Year	4.92	3.34	4.31
5 Years	4.90	4.05	4.99
10 Years	4.84	4.69	4.96
Inception	5.21	4.79	4.91
Cumulative Total Returns (%)*			
1 Year	4.92%	3.34%	4.31%
5 Years	27.00	21.93	27.59
10 Years	60.46	58.21	62.21
Inception	94.41	84.39	87.29

**As of 12/31/06*
***Not Annualized*

Portfolio Structure by Sector



Multifamily Mortgage Revenue 22.5
Hospital/Health Care 21.5
Education/ Student Loan 9.2
Insured 8.9
Other Revenue 8.6
ETM/ PRE-REF 6.5
Industrial/Pollution Control 5.7
Sectors less than 5.0% 11.6
Cash & Other Net Assets 5.5

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	1.7%
AA	0.8
A	9.2
BBB	17.8
BB	7.8
<BB	0.2
Total	37.5



Other Assets & Liabilities 5.5%
AAA 19.5%
AA 10.7%
A 10.9%
BBB 13.3%
Less Than BBB 2.8%
Not Rated 37.5%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Florida Tax-Free Income Fund

(SFLIX)

Inception 12/31/03

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
12/31/06: $10.00 Per Share
9/30/06: $10.01 Per Share

Total Net Assets: $3.7 Million
30-Day SEC Yield: 4.07%
Tax Equivalent Yield: 6.26%[1]
12-Month Distribution Rate: 3.56%
Average Maturity: 12.4 Years
Duration to Est. Avg. Life: 2.8 Years[2]
Implied Duration: 3.6 Years[2]

Total Returns (%)

	Sit FL Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper FL Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	0.82%	0.62%	1.03%
6 Month**	2.85	3.22	n/a
1 Year	3.82	3.34	4.90
3 Years	3.20	2.33	n/a
5 Years	n/a	n/a	n/a
Inception	3.20	2.33	4.15
Cumulative Total Returns (%)*			
1 Year	3.82%	3.34%	4.90%
3 Years	9.93	7.16	n/a
5 Years	n/a	n/a	n/a
Inception	9.93	7.16	13.00

**As of 12/31/06*
***Not Annualized*

Portfolio Structure by Sector



Insured 44.2
Other Revenue 17.7
Multifamily Mortgage Revenue 15.7
Hospital/Health Care 8.9
ETM/PRE-REF 5.2
Sectors less than 3.0% 4.2
Cash & Other Net Assets 4.1

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	0.0
BBB	0.0
BB	18.1
Total	18.1%



Other Assets & Liabilities 4.1%
AAA 44.5%
AA 5.9%
A 12.5%
BBB 14.9%
Not Rated 18.1%

[1] For individuals in the 35% federal tax bracket.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

SIT BOND FUNDS - Fourth Quarter Review
Period ended December 31, 2006

Sit Money Market Fund

(SNIXX)

Inception 11/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
12/31/06: $1.00 Per Share
9/30/06: $1.00 Per Share

Total Net Assets: $52.6 Million
7-Day Current Annualized Yield: 4.87%[1]
7-Day Effective Yield: 4.99%[1]

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Avg. Annual Total Returns (%)*			
3 Month**	1.21%	1.27%	1.20%
6 Month**	2.42	2.55	n/a
1 Year	4.59	4.98	4.51
5 Years	2.02	2.46	1.97
10 Years	3.48	3.70	3.44
Inception	3.78	4.03	3.73
Cumulative Total Returns (%)*			
1 Year	4.59%	4.98%	4.51%
5 Years	10.50	12.90	10.23
10 Years	40.85	43.86	40.30
Inception	63.00	68.30	62.02

**As of 12/31/06*
***Not Annualized*

Portfolio Structure by Sector



Diversified Finance 14.2
Financial Services 13.4
Asset-Backed Securities 12.7
Consumer Loan Finance 12.5
Consumer Non-Durables 9.7
Captive Equipment Finance 6.2
Insurance 6.1
Sectors less than 5.5% 24.8
Cash & Other Net Assets 0.4

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.



First Tier Securities 100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

[1]The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

2006 Year-End Distributions

The 2006 year-end distributions were paid on December 15, 2006. This and other tax information were mailed to shareholders in January, 2007.

2006 Year-End Distributions

Sit Mutual Fund	Per Share Estimate	Type of Distribution
Mid Cap Growth	$0	Income
Small Cap Growth	$0	
Balanced	$0.084439	Income
Dividend Growth-Class I	$0.058961	Income
Dividend Growth-Class I	$0.060583	Short-term Capital Gain
Dividend Growth-Class I	$0.166790	Long-term Capital Gain
Dividend Growth-Class S	$0.055240	Income
Dividend Growth-Class S	$0.030582	Short-term Capital Gain
Dividend Growth-Class S	$0.166793	Long-term Capital Gain
Science & Technology Growth	$0	
Large Cap Growth	$0.18 - $0.28	Income
International Growth	$0.11 - $0.21	Income
Developing Markets Growth	$0.02 - $0.08	Income
U.S. Government Securities	$0	
Tax-Free Income	$0	
Minnesota Tax-Free Income	$0	
Florida Tax-Free Income	$0	

Retirement Plan Contribution Limits

The deadline for contributing to a Traditional or Roth IRA is Tuesday, April 17, 2007. SEP IRA contributions must be made by your tax filing due date, plus extensions. The 2006 contribution limits are provided below:

2006 Contribution Limits

	Under age 50 on 12/31/06	50 or over on 12/31/06
Traditional and Roth IRA	$4,000	$5,000
SIMPLE IRA	$10,000	$12,500
401(k) and 403(b)	$15,000	$20,000
SEP IRA	The lesser of 25% of income or $44,000	

The 2007 retirement plan contribution limits are provided below:

2007 Contribution Limits

	Under age 50 on 12/31/06	50 or over on 12/31/06
Traditional and Roth IRA	$4,000	$5,000
SIMPLE IRA	$10,500	$13,000
401(k) and 403(b)	$15,500	$20,500
SEP IRA	The lesser of 25% of income or $45,000	

The Tax Relief and Health Care Act of 2006 *by Steve Benjamin, CEBS, CRPC*

President Bush signed the Tax Relief and Health Care Act into law on December 20, 2006. The new law, which provides $45 billion in tax breaks and adds more than 200 changes to the Tax Code, extended several tax provisions that were scheduled to expire, resurrected some tax provisions that had already expired and added a few surprises. Following is a summary of some of the bill's major provisions:

Higher education tuition deduction

The new law extends the popular higher education tuition deduction. In 2006 and 2007, a $4,000 deduction is available to single taxpayers with an Adjusted Gross Income (AGI) of $65,000 or less ($130,000 or less for joint filers). For single taxpayers with an AGI between $65,001 and $80,000 ($130,001 to $160,000 for joint filers), a $2,000 deduction is available.

Health Savings Accounts

The new law enhances the use of Health Savings Accounts (HSAs) by allowing individuals to contribute up to the annual limit of $2,850 regardless of their insurance plan's deductible. In addition, employees with a Flexible Spending Account (FSA) or a Health Reimbursement Account (HRA) will be allowed to make a one-time transfer of the balance in their FSA or HRA to an HSA. Individuals may also make once-in-a-lifetime transfer of funds from their Traditional or Roth IRA into an HSA. The election to make this transfer cannot exceed the annual HSA contribution limit, is irrevocable and must be made by December 31, 2011. If the individual does not remain HSA-eligible for 12 months following the transfer (for reasons other than disability or death), the taxpayer must include the transferred amount in income and pay a 10 percent penalty tax.

Teacher's classroom expense deduction

Teachers and other educators can continue to deduct up to $250 of certain out-of-pocket classroom expenses such as paper, pens, glue, scissors, software and books. Educators who work at least 900 hours during a K-12 school year may take the deduction. This deduction was claimed by more than 3 million taxpayers last year.

Deduction of state and local general sales tax

The American Jobs Creation Act of 2004 allowed taxpayers to deduct either state and local income taxes or state and local general sales taxes as an itemized deduction. This deduction expired on December 31, 2005. However, the popularity of the deduction, especially among residents of states without an income tax, did not go unnoticed on Capitol Hill. Thus, the new law extends it through 2007. Taxpayers can calculate their deduction either by saving receipts or using the "Optional State Sales Tax Tables" in IRS Publication 600 (available at www.irs.gov). Taxpayers may alternate from year to year between the sales tax and state income tax deduction. Similarly, in taking the sales tax deductions, alternating from year to year between using the IRS sales tax tables and the actual expense method is permitted. In some cases, taxpayers may want to time their purchase of taxable big-ticket items to achieve the best possible tax break.

Energy

The new law extends a host of energy related tax provisions that were scheduled to expire at the end of 2007, including tax credits for investment in renewable electricity resources such as wind, solar, biomass and geothermal energy. The law also includes tax incentives to encourage the development of clean coal technology and renewable fuels such as ethanol.

Work Opportunity and Welfare-to-Work tax credits

Congress created the Work Opportunity and Welfare-to-Work tax credits to give employers tax incentives to hire economically disadvantaged individuals. The new law renews the two popular credits for 2006 and, for 2007, combines them into one credit.

Other

The bill also includes:

- A refundable tax credit to certain taxpayers with long-term unused AMT credits who have AMT income from incentive stock options.
- A mortgage insurance premium deduction on certain residences (with a phase-out starting at $100,000 of income).
- An increase in the penalty for filing a frivolous tax return from $500 to $5,000.

Source: Financial Planning Association Perspectives - January 2007

Telephone Excise Tax Refund

Don't forget to claim your share of the telephone excise tax refund when you file your taxes this spring. This is a one-time rebate for taxes you paid on long distance calls between March 2003 and July 2006. Since this is a refund of taxes previously paid, it does not matter whether you itemize or take the standard deduction. So sift through your old phone bills to determine the actual taxes you paid or simply claim the IRS standard refund amount, which is based on the number of exemptions of your 2006 tax return.

Number of exemptions	1	2	3	4 or more
Standard refund amount	$30	$40	$50	$60

Sit Investment Associates

Sit Mutual Funds

3300 IDS Center

80 South Eighth Street

Minneapolis, MN 55402-2211

e-mail address: info@sitinvest.com

web site: www.sitfunds.com

(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

postal indicia

Shareholder Information

View Statements Online

View your statements anytime on our website, www.sitfunds.com, by accessing your account (click on blue "Account Access" button) and then clicking on "Statements & Reports." Your existing personal identification number (PIN) will allow you to access your statements. If you need a PIN, please call an Investor Services Representative at 800-332-5580.

2007 Investment Seminars

Attend one or more of our investment seminars at The Edina Country Club (7:30 - 8:30 AM) or in our offices in the IDS Center (12:00 - 1:00 PM). Each seminar is offered at both locations on the scheduled dates, and additional dates have been added due to greater demand. Guests are welcome.

HIGHLIGHTS OF THE PENSION PROTECTION ACT OF 2006
Learn how this bill, the most comprehensive in 32 years, will impact you and your retirement.
February 28th — **Morning seminar (Edina Country Club) available only. Lunch seminar is full on this date.**
March 7th — **Lunch seminar (IDS Center) available on this date at 11:30 a.m.** Note time change!

March 28th — **THE ABC'S OF INVESTING AND MUTUAL FUNDS**
Attend this seminar to learn some of the fundamentals of investing, how mutual funds work, and how to build an investment portfolio.

April 25th — **RAISING FINANCIALLY SAVVY KIDS IN A SPENDTHRIFT SOCIETY**
Attend this seminar to gain ideas and insights into how grade schoolers, teenagers and young adults can be taught important principles of handling money in today's consumer age.

May 23rd — **HELP! I WANT TO BE ABLE TO RETIRE SOMEDAY...BUT HOW?**
Imagine going on a 20 or 30 year vacation. Now imagine how you'll pay for it. Learn how to estimate how much money you will need at retirement, how to develop a plan to reach your goals, and some tax saving strategies.

Contact Denise Johnson to reserve your spot.
612-359-2533 / 800-332-5580, ext. 533 or ddj@sitinvest.com